Human BioSystems

1127 Harker Avenue

Palo Alto, California 94301

January 13, 2009

Ms. Nandini Acharya

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:

Human BioSystems

Registration Statement on Form S-1

Filed December 10, 2008

File No. 333-155216

Dear  Ms. Acharya:

We are in receipt of your comment letter dated December November 21, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

General

1.

 We note your response to comment 1 of our comment letter dated November 21, 2008 and that you have reduced the size of your offering to 36,675,551 shares. To the extent that substantially all the shares previously registered on the registration statement that was declared effective on February 13, 2008 have not been resold, we will continue to consider the total number of shares being registered on the previous registration statement and this registration statement when determining whether the offering appears to be a primary or secondary offering. Since substantially all the shares previously registered have not been resold, this offering appears to be a primary offering and can only proceed on an at the market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. Since you are not eligible to conduct a primary offering on Form S-3, please withdraw the registration statement. You may register the resale of shares issued under this agreement after the exercise of each put. Alternatively, further reduce the number of shares being registered on this registration statement.

Please note, we will treat as a different transaction any registration statement that registers securities for resale by an investor after the later of:

•

 60 days after the time that the investor and its affiliates have resold substantially all of the securities registered for resale under a prior registration statement; or

•

Six months after the effective date of a prior registration statement for the same investor or its affiliates.

Answer:

Please note that all of the shares under the previous registration statement have been sold.

2.

We note your response to comment 2 of our comment letter dated November 21, 2008.  Please describe to us in detail the transaction or series of transactions whereby Dutchess Private Equities Fund Ltd. became successor in interest to Dutchess Private Equities Fund, II,L.P.  Please explain whether or not the Investment Agreement dated as of June 20, 2004 by and between Human Biosystems and Dutchess Private Equities Fund, II, L.P. was assigned to Dutchess Private Equities Fund Ltd.  Please note that our equity line provisions do not permit assignments.  If the rights and obligations under the investment agreement were assigned from Dutchess Private Equities Fund, II, L. P. to Dutchess Private Equities Fund, Ltd., the assignment would not be permissible under our equity line provisions and the registration statement should be withdrawn.  You would be able to file a new registration statement if the investment agreement were renegotiated.

Answer:

The Company has withdrawn the previous registration statements and has renegotiated a new investment agreement and registration rights agreement which properly reflect Dutchess Private Equities Fund Ltd.  as the investor in the agreement. Copies of the new agreements are attached as exhibits to the new S-1.

3.

We note your response to comment 3.  We object to the registration of an indirect primary offering when there is an intention to use the equity line to repay the company’s indebtedness to the investor unless the company includes a representation that it has the ability to repay the indebtedness without recourse to the funds received or to be received under the equity line agreement and the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line. Since you have indicated your intention to use the proceeds of the equity line to repay your indebtedness to the investor and you were not able to make the representation that you have the ability to repay the indebtedness without recourse to the monies to be received under the equity line, your transaction does not comply with our equity line provisions and you may not register the offering as an indirect primary offering.

Answer:

The Company has provided a representation that it does not intend to use the proceeds from the equity line agreement to repay the Dutchess notes and that it believes it will have the same ability to repay the indebtedness with or without the funds from the equity line.

4.

We note your response to comment 4 of our comment letter dated November 21, 2008. Based upon your response, it appears that the selling shareholder has discretion with respect to the manner and timing of execution of the puts related to the equity agreement.  This discretion gives the investor the ability to determine the timing and pricing of common stock issuable under the equity line agreement which is not permissible under our equity line accommodations.  Please withdraw the registration statement.  You may renegotiate the agreement and then file a new registration statement.

Answer:

As set forth above, the Company has withdrawn the registration statement and renegotiated the two (2) Dutchess notes. Pursuant to the amendments to the notes, Dutchess no longer has the ability to require the Company to put in a put and therefore they have no discretion over the Company with regard to determining the timing and pricing of the shares.  The amendments are attached as exhibits to the new S-1.

5.

The equity line provisions require that the investor be irrevocably bound to purchase the shares when puts are exercised by the Company.  It appears that the Investment Agreement expired on August 20, 2007.  If the agreement was extended or if a new agreement was entered into, please tell us when this occurred and file the amendment, extension or new agreement as an exhibit to the registration statement.

Answer:

As set forth above the Company has withdrawn the S-1 and entered into new agreements since the previous investment agreements expired in 2007.

Finally, we acknowledge the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUMAN BIOSYSTEMS

By: /s/ Harry Masuda

      Name: Harry Masuda

      Title: CEO